EXECUTIVE
Gold Fields Limited
Reg. 1968/004880/06
Thursday, 07 June, 2012	150 Helen Road, Sandown,
Sandton, 2196
Tia Jenkins	Postnet Suite 252
Senior Assistant Chief Accountant	Private Bag X30500
Office of Beverages, Apparel and Mining	Houghton, 2041
United States Securities and Exchange Commission	South Africa
Division of Corporation Finance 100 F Street, N.E.	Tel	+27 11 562-9700
	Dir	+27 11 562-9796
	Fax	+27 11 562-9825
www.goldfields.co.za

By Facsimile and EDGAR

Dear Ms Jenkins

Re:	Gold Fields Limited Form 20-F for the year ended December 31, 2011 Filed on April 23, 2012 File No. 001-31318

We refer to the comment letter (the “Comment Letter”) dated June 4, 2012 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2011 Form 20-F”) of Gold Fields Limited (“Gold Fields”). For your convenience, the comments are repeated below, prior to the response.

Financial Statements

Consolidated Statement of Operations, page F-4

1	We note you have presented a separate line item for share based compensation. Please provide us with the current year allocation and confirm in future Exchange Act filings you will revise to classify share based compensation into respective expense captions where compensation costs of the underlying employees are ordinarily classified. Refer to the guidance of SAB Topic 14.F.

Directors: M A Ramphele (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer),

K Ansah#, C A Carolus, R Dañino*, A R Hill•, D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea†,

G M Wilson

†British, •Canadian, #Ghanaian, *Peruvian, ^Filipino, ** Executive Director

Corporate Secretary: C Farrel

Response

Gold Fields acknowledges the Staff’s comment and confirms that future filings will be amended to be consistent with SAB Topic 14.F. The current year allocation of the share-based compensation is as follows:

$ million
Production costs (exclusive of depreciation)	40.4
Corporate expenditure	11.7
Exploration expenditure	4.9
Other expenses	9.4
66.4

Notes to Financial Statements

19. Commitments, page F-60

2	We note your disclosure here that capital expenditure amounts are based on management accounts which are prepared based on IFRS. Considering the financial statements are prepared in accordance with U.S. GAAP, please provide us with, and confirm in future Exchange Act filings you will revise to present, the disclosures that comply with U.S. GAAP and remove references to IFRS.

Responses

Gold Fields acknowledges the Staff’s comment and wishes to advise the Staff that the disclosed committed capital expenditure amounts are based on U.S. GAAP but the narrative inadvertently made references to IFRS. Gold Fields confirms that all future filings will be revised to present U.S. GAAP amounts and to exclude references to IFRS.

Supplemental Information

Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at 011 27 11 562 9796 or via e-mail at pschmidt@goldfields.co.za.

Sincerely,

/s/ Paul Schmidt

Paul Schmidt Chief Financial Officer Gold Fields Limited

cc:	Jamie Kessel, Securities and Exchange Commission Raj Rajan, Securities and Exchange Commission Michael Fleischer, Gold Fields Limited Thomas B. Shropshire, Jr., Linklaters LLP